

October 19, 2020

Koichi Ishizuka
Chief Executive Officer
OFF Line International, Inc.
4-30-4F, Yotsuya
Shinjuku-ku, Tokyo, 160-0004, Japan

> **Re: OFF Line International, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 9, 2020**
> **File No. 333-242143**

Dear Mr. Ishizuka:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 3, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-1

Management's Discussion and Analysis
Liquidity and Capital Resources, page 8

1. We note your response to prior comment 5. Your revised disclosures continue to indicate that your cash balance is not sufficient to fund our operations "for any substantive period of time." As previously requested, please revise to disclose the minimum period of time that you will be able to conduct your planned operations using currently available resources. Refer to FRC 501.03(a) and Section IV of SEC Release No. 33-8350.

Exhibits

2. Please have counsel revise its legality opinion filed as Exhibit 5.1 to refer to the company rather than World Scan Project, Inc.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters.  Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     Matthew McMurdo, Esq.